                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                         POST-EFFECTIVE AMENDMENT NO. 6

                                       to
                                    FORM SB-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              ---------------------

                           WOLVERINE ENERGY 1998-1999
                               DEVELOPMENT PROGRAM

           Wolverine Energy 1998-1999(A) Development Company, L.L.C.,
              Wolverine Energy 2001(B) Development Company, L.L.C.,
           Wolverine Energy 1998-1999(C) Development Company, L.L.C.,
           Wolverine Energy 1998-1999(D) Development Company, L.L.C., Wolverine Energy 1998-1999(E) Development Company, L.L.C., Wolverine Energy 1998-1999(F) Development Company, L.L.C., Wolverine Energy 1998-1999(G) Development Company, L.L.C.,
           Wolverine Energy 1998-1999(H) Development Company, L.L.C.,
         Wolverine Energy 1998-1999(I) Development Company, L.L.C., and
            Wolverine Energy 1998-1999(J) Development Company, L.L.C.
   (Exact name of registrants as specified in their Articles of Organization)


          Michigan                         1311              To be applied for
(State or other jurisdiction  (Primary Standard Industrial   (I.R.S. Employer
   of incorporation or         Classification Code Number)  Identification Nos.)
      organization)

                       4660 South Hagadorn Road, Suite 230
                          East Lansing, Michigan 48823
                                 (517) 351-4444
               (Address, including zip code, and telephone number,
       including area code, of registrants' principal executive offices)

                              Iris K. Linder, Esq.
                     Fraser Trebilcock Davis & Dunlap, P.C.
                          1000 Michigan National Tower
                                Lansing, MI 48933
                                 (517) 377-0803
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                              ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: X

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                         CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------




                                                               Proposed             Proposed
                                                                maximum              maximum
                                           Amount              offering             aggregate            Amount of
 Title of Securities                        to be              price per            offering           registration
  to be registered                      registered(1)           unit(2)              price(1)              fee(3)

Membership Interests                       15,000               $1,000             $15,000,000            $5,172.41
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

(1) This Registration Statement covers all Limited Liability Company Membership Interests that may be acquired by investors, whether as limited liability Interests or as general liability Interests.
(2) Subscriptions will be accepted in the minimum amount of five Interests ($5,000), subject to certain lower requirements for investments by IRAs and Keogh Plans and certain state law requirements.
(3)  Previously paid.

                              ---------------------

     THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

===============================================================================

                           WOLVERINE ENERGY 1998-1999
                               DEVELOPMENT PROGRAM

                              CROSS-REFERENCE SHEET
     Cross Reference Sheet Furnished Pursuant to Item 501 of Regulation S-K


           Item Number and Caption                                Heading in Prospectus
           -----------------------                                ---------------------

1.     Forepart of Registration Statement               Outside front cover page of Prospectus
       and Outside Front Cover Page of
       Prospectus

2.     Inside Front and Outside Back                    Inside front cover page and outside
       Cover Pages of Prospectus                        back cover page of Prospectus

3.     Summary Information, Risk Factors                "Summary of Program," Summary of Tax
       and Ratio of Earnings to Fixed                   Considerations," and "Risk Factors"
       Charges

4.     Use of Proceeds                                  "Application of Proceeds"

5.     Determination of Offering Price                  "Terms of Offering"

6.     Dilution                                         Not applicable

7.     Selling Security Holders                         Not applicable

8.     Plan of Distribution                             "Plan of Distribution" and "Terms of
                                                        Offering"

9.     Description of Securities to be                  "Summary of Program," "Investor
                                                        Interestholder Limited Liability and
       Registered                                       Potential Liabilities of Participating
                                                        Investor Interestholders,"
                                                        "Participation in Costs and Revenues" and
                                                        "Summary of Company Operating
                                                        Agreement"


10.    Interests of Named Experts and Counsel           "Legal Opinions" and "Experts"

11.    Information With Respect to the Registrants:

       (a) Description of Business                      "Summary of Program," "Proposed
                                                        Activities and Policies" and
                                                        "Application of Proceeds"


       (b) Description of Property                      "Proposed Activities and Policies"

       (c) Legal Proceedings                            Additional Information

       (d) Market Price of and Dividends                Not applicable
       on the Registrants' Common Equity
       and Related Stockholder Matters

       (e) Financial Statements                         Not applicable

       (f) Selected Financial Data                      Not applicable

       (g) Supplementary Financial                      Not applicable
       Information




       (h) Management's Discussion and                  Not applicable
       Analysis of Financial Condition
       and Results of Operations

       (i) Changes in and Disagreements                 Not applicable
       with Accountants on Accounting and
       Financial Disclosure

       (j) Directors and Executive                      "Management"
       Officers

       (k) Executive Compensation                       "Management"

       (l) Security Ownership of Certain                "Management"
       Beneficial Owners and Management

       (m) Certain Relationships and                    "Proposed Activities and Policies,"
       Related Transactions                             "Application of Proceeds,"
                                                        "Participation in Costs and Revenues,"
                                                        "Compensation and Reimbursement,"
                                                        "Conflicts of Interest" and
                                                        "Management"


12.    Disclosure of Commission Position                "Management - Fiduciary Obligations
       on Indemnification for Securities                and Indemnification" and "Summary of
       Act Liabilities                                  Company Operating Agreement"






                                SUPPLEMENT NO. 2

                            DATED: February 23, 2001


                                     TO THE
                                   PROSPECTUS
                            DATED: SEPTEMBER 4, 1998
                         As amended on February 21, 2001

                                       OF

                 WOLVERINE ENERGY 1998-1999 DEVELOPMENT PROGRAM


             ------------------------------------------------------


                            WOLVERINE ENERGY 2001(B)
                           DEVELOPMENT COMPANY, L.L.C.



     Wolverine Energy 2001(B) Development Company, L.L.C. (the "Company") is hereby commencing the offer and sale of membership interests ("Interests") in the Company pursuant to the terms and conditions described in the Prospectus of the Wolverine Energy 1998-1999 Development Program (the "Program") dated as of September 4, 1998 as amended on February 21, 2001 (the "Prospectus"), and as further amended by this Supplement No. 2 dated February 23, 2001 ("Supplement No. 2"). All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Prospectus and all of the material terms of the offer and sale of Interests in the Company, the business in which it will engage and the conditions under which it will operate are restated as of the date of this Supplement as if the Company was the Company generically described in the Prospectus, unless modified or otherwise provided or described herein. This Supplement No. 2 amends and restates any and all prior Supplements to the Prospectus in their entirety. All prior Supplements, as of the date hereof, have been superseded by this Supplement No. 2 and may not be relied upon by any person. All terms, provisions or descriptions of any nature appearing herein shall supersede and control any inconsistent or conflicting terms, provisions or descriptions appearing in the Prospectus or any prior Supplement thereto.

THE COMPANY

     The Company will be activated upon the first closing of the sale of Interests pursuant to this Supplement and the Prospectus pursuant to the terms described in the Prospectus under the caption "Terms of the Offering." The Company will not have significant assets or have engaged in any operations as of that date. Upon the closing of the sale of Interests and the activation of the Company, substantially all of its net proceeds remaining from the sale of Interests after payment of organizational and offering costs, including the Management Fee to the Manager, shall be used to acquire working interests in the Properties described below and to pay certain fees and expenses to the Manager and its affiliates, among others. See "Compensation and Reimbursement" in the Prospectus for more information with respect to the application of the proceeds of the sales of Interests by the Company.

TERMS OF THE OFFERING

     The Interests will be offered and sold commencing on the date of this Supplement No. 2 pursuant to the terms of the offering of Interests by the Program described under the caption "Terms of Offering" and "Plan of Distribution" in the Prospectus, as modified herein. The offering of Interests of the Company commenced on the date of this Supplement No. 2. If at least $1,000,000 of Interests have been sold, the Manager may, in its discretion, terminate this offering at any time thereafter; provided, however, that not more than 12,000 Interests, in the aggregate, may be sold in this offering pursuant to this Supplement No. 2. If fewer than $1,000,000 of Interests have been sold by December 31, 2001, this offering shall terminate

OPERATIONAL AREA

         The Manager expects to focus the Company's investment efforts in working interests in natural gas well development projects located within known or highly-likely extent of the gas-bearing coalbed methane formations in two areas, one in Wyoming and one in Kansas. The Wyoming prospect is located in the Powder River Basin. The Kansas prospect is located in the Cherokee Basin.

         Mineral production companies have mined low-sulfur soft coal from Wyoming for many years. The Powder River Basin in Wyoming has also been a long-standing source of oil and gas production. Beginning in 1994, oil and gas producers realized that they could produce methane gas out of the coal beds. Since 1994, over 2,000 gas wells have been drilled in the Powder River Basin coalbed and up to 8,000 wells have been granted drilling permits.

         Gas produced from Powder River Basin coal is almost 100 percent methane. Coalbed methane refers to the methane, or dry natural gas, that is absorbed or adhered to the coal layers and held in place by fresh water within the coals. These shallow coal beds lie at depths approximately 300 to 1,300 feet and are thick, permeable and full of gas. As the fresh water is pumped off of the coals, the gas is related up the wellbore to the surface and collected by a gathering system where it is compressed to the large main pipelines. The water quality that is pumped off the coal is relatively good, permitting direct discharge into stock ponds or surface disposal.

         The coalbed methane development in the Powder River Basin is unique. Coalbed methane natural gas is both generated and stored in coal beds. Commercial coalbed methane fields were first developed in high-rank bituminous coals (hydrocarbons distilled from petroleum or coal) located in the Appalachian, the San Juan Basin of Colorado and New Mexico. The coals of the Powder River Basin are lower rank sub-bituminous (secondary hydrocarbon distillations). The Powder River Basin coals are among the thickest in the world and are found within the Tongue River member of the Paleocene Fort Union and lower Eocene Wasatch Formation. There are as many as 10 distinct coal bed formations in the Powder River Basin individually ranging in thickness from five to 200 feet. Bituminous coal of higher rank contains natural gas that is thermally generated by heat and pressure. Powder River Basin lower rank coals contain natural gas that is primarily created by the alteration or change in the coal formation by bacteria or biogenesis. Powder River Basin coals are generally thicker, shallower, and more permeable, which for production purposes allows for lower drilling and completion costs.

         Coalbed methane production is similar to conventional natural gas production in terms of the physical production facilities and the product produced. However, surface mechanics and some production characteristics of coalbed methane wells are quite different from traditional natural gas production wells. Conventional natural gas wells require a porous and permeable reservoir, hydrocarbon migration and a natural structural or stratigraphic trap. Coalbed methane is trapped in the molecular structure of the coal itself until it is released by pressure changes, resulting from water removal from the coalbed. Methane is created as part of the coalification process. Coals vary in their methane content per ton. Methane is found in open spaces in the coal structure, and is also absorbed onto the inner coal surfaces. As coal is exposed to lower pressures because of the de-watering process, the natural gas leaves or separates from the coals. The qualities of productive coalbed methane wells include coal quality, the content of natural gas per ton of coal, thickness of the coal beds, reservoir pressure, existence of natural fractures, and permeability of the coal.

         The economics of the Powder River Basin are affected by two factors. One is the drilling and completion costs. The second is the lease costs. Drilling and completion costs in the Powder River Basin are relatively low compared to many other gas prospect wells, due to the fact that the coal beds in the play are shallow, and do not require expensive fracture treatments to produce at economic rates. Lease costs are relatively high. The significant industry interest has resulted in competition forcing up the price of the leases. There are now over 40 operators and developers currently active in the Powder River Basin's Fort Union Formation.

         The Manager has been continuously acquiring new leases in the Powder River Basin, primarily in Sheridan and Campbell Counties and adjacent areas, for several months, and expects to continue doing so for an indefinite period of time. The Manager expects that a substantial portion of the Company's investment will go in this area.

         The Cherokee Basin is located in eastern Kansas and northeastern Oklahoma. Pennsylvanian Coals have been commercially mined from the Cherokee Basin for over 100 years. In addition, many oil wells were drilled, starting in the early 1900s, to the Bartlesville oil and gas formation at depths of 1,200 to 2,000 feet. These drillings passed through several productive coal seams at depths of 600 to 1,000 feet with no understanding of their natural gas content. Thousands of these wells were drilled and produced oil in the target reservoirs until the reservoirs were considered depleted in the 1950s.

         In the early 1980s, a large oil exploration effort began in the Cherokee Basin. These wells were drilled to the Bartlesville formation. The development theory for producing these oil wells proved unsuccessful, and most of the wells were depleted or abandoned because of poor economics. A high percentage of the leases and depleted wells were given back to the landowners through agreements or by reversion for non-production.

         Montgomery County lies in the Cherokee Basin west of the coal mining district, where coals are shallow. Depths to the coals in the Independence Prospect are from around 450 feet to no deeper than 900 feet. Testing in the area showed potential for coal bed methane gas flows when drilled through on the way to the deeper Bartlesville Sandstone oil play.

         The Manager's research suggests that coal bed methane gas development in Montgomery County beginning in the 1980s was economical when the wells were completed properly, but that most of the fracture treatments were not appropriate for the area. There are five coal zones above the Bartlesville formation. Three of these zones exhibit strong methane gas production potential. The Manager intends to focus exclusively on re-entry of existing wells that have been drilled to the Bartlesville formation, and in each case, to tap into at least two coal zones above the Bartlesville formation. The Manager will focus on the area commonly called the Independence Prospect. The Manager, as a co-operator party to the Operating Agreement for the Independence Prospect has the right to participate directly and indirectly in the development of all wells on the prospect that have not been previously developed through other programs.

         The Manager continues to research the prospects for gas well development in other geological formations. It is possible that the Company will invest in prospects not described here, or that little investment will be made in the two plays described here.

PRIOR COMPANIES' HISTORY

     The Company is the second Company in the Program to offer and sell Interests. Wolverine Energy 1998- 1999(A) Development Company, L.L.C. (the "Previous Company") completed its offering of Interests on December 31, 1999, having commenced such offering on September 4, 1998. The Previous Company accepted subscriptions for a total of $2,890,592 of Interests . The Previous Company has admitted all such subscribers as Interestholders as of the closing date; the Previous Company has terminated all selling efforts with respect to Interests and will not accept any further subscriptions therefor.

         The Previous Company has acquired or agreed to acquire and develop working interests in natural gas properties within the Independence prospect located in the Cherokee Basin in Montgomery County, Kansas. The Previous Company will acquire, develop, drill, complete and equip up to approximately 34 net wells in the Independence prospect (the "Project").

         The Project is under development by Kansas Operating Company, L.L.C. (the "Operator"), Independence, Kansas. The Operator is owned 50% by the Manager and 50% by an unaffiliated gas project development company. The Operator will, in turn, subcontract substantially all of its administrative and operational obligations to Federated Oil & Gas Properties, Inc., an affiliate of the Manager , and Black Rain Energy, an unaffiliated gas well management company in Kansas. The Project will consist of the Previous Company's percentage working interest in wells to be drilled, re-entered, completed and equipped for production on the Project. The Project has been assembled by the Operator from working interests in such properties held by parties which are unaffiliated with the Operator or the Manager or their respective affiliates. The Project encompasses the right to re-enter and re-complete wells which have been shut-in after having previously been drilled and completed by unaffiliated parties.

PLAN OF DISTRIBUTION

     Escrowed funds will not be invested in loans to the Manager and its affiliates and will only be invested in instruments permitted under applicable SEC rules.

TAX ASPECTS

     The following discussion supplements the section titled "Tax Aspects" contained in the Prospectus and should be reviewed in conjunction therewith. Terms capitalized herein which are not otherwise defined shall have the same meaning as capitalized terms in the "Tax Aspects" section of the Prospectus.

     There can be no assurance that any of the tax consequences which are described herein or in the Prospectus, or which a prospective Investor Interestholder in the Company may contemplate, will be available. In addition, no assurance can be given that legislative or administrative changes or court decisions may not be forthcoming which would significantly modify the statements expressed both herein and in the Prospectus. In some instances, these changes could have substantial effect on the tax aspects on an investment in the Company. Any future legislative changes may or may not be retroactive with respect to transactions prior to the effective date of such changes. Bills have been introduced in Congress in the past and may be introduced in the future which, if enacted, would adversely effect some of the tax consequences presently anticipated from an investment in the Company. EACH PROSPECTIVE INVESTOR INTERESTHOLDER IS THEREFORE URGED TO CONSULT HIS/HER TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES ARISING FROM AN INVESTMENT IN THE COMPANY.

     Publicly Traded Partnerships

     If a partnership's securities are actively traded on an established securities market or on a secondary market (or the substantial equivalent thereof), it will be treated as "publicly traded," and taxed as a corporation. The Prospectus details various exceptions to the Company's treatment as a publicly traded partnership (see "Tax Aspects - Classification as to Partnership
- - Publicly Traded Partnerships"). In addition to those exceptions, Code
Section 7704(c) also provides that 90% or more of a partnership's gross income constitutes "qualifying income," then such partnership will not be treated as "publicly traded," notwithstanding whether it qualifies for any other exception. The term "qualifying income" includes "income and gains derived from the exploration, development, mining or production, processing, refining, transportation (including pipelines transporting gas, oil or gas products thereof) or the marketing of any mineral or natural resource (including fertilizer, geothermal energy and timber)." In Ltr. Rul. 199904025 (11/02/98), the Service further defined the meaning of "qualifying income." The letter ruling confirms that the type of activities contemplated by the Company will generate "qualifying income," however income from the transportation of oil or gas other than by pipeline (i.e. by truck or rail) will not constitute "qualifying income." It is not anticipated that the Company will transport a substantial portion of the natural gas it produces by other than pipeline. Accordingly, while there can be no assurances that the Company will meet the "90% of qualifying income" exception from being treated as a publicly traded partnership, the activities of the partnership should generate gross income which substantially constitutes "qualifying income." Accordingly, even if the Company's Interests are deemed to be traded on the secondary market (or substantial equivalent thereof), the Company would not likely be treated as a publicly traded partnership.

     Allocations

     In Ltr. Rul. 9829045 (4/21/98) the Service analyzed the allocations of profit and loss of a limited partnership formed to operate oil and gas properties within a defined geographical area. The limited partnership agreement of the partnership in the letter ruling provided for allocations of profit and loss in a manner substantially similar to the Company's allocations of profit and loss, especially with respect to the allocations relating to basis of oil and gas properties for purposes of the depletion allowance. The letter ruling concluded that these allocations had substantial economic effect pursuant to Code Section 704. In particular, the letter ruling determined that the allocations met the "substantiality test" and as there was not a substantial likelihood that allocations of deduction and loss would be offset by allocations of income and gain. In making this determination, the letter ruling confirmed the discussion in the Prospectus that the fair market value of partnership property is assumed to be its book value, that is, depreciation and depletion expenses are presumed, for purposes of the "substantiality test," to reduce the fair market value of the property. The letter ruling concluded that: (i) given the speculative nature of the partnership's oil and gas exploration activities, and (ii) the fair market value of the property has been reduced for purposes of the Code Section 704 regulations, there cannot be a strong likelihood that a current allocation of income or loss or deduction will be offset by an allocation of gain in the future.

     This letter ruling supports the analysis contained in the Prospectus and the opinion of Special Tax Counsel with respect to the Company's allocations of profit and loss contained in "Tax Aspects - Allocations."

     Alternative Minimum Tax

     The discussion contained in the Prospectus captioned "Tax Aspects - Alternative Minimum Tax" is deleted in its entirety and replaced with the following section:

     The Code imposes an alternative minimum tax ("AMT") in order to assure that taxpayers may not reduce their tax below minimum levels through certain "tax preference items." In general, the alternative minimum tax liability of a non-corporate taxpayer is calculated by determining AMT income ("AMTI"), which is arrived at by (i) adding together the taxpayer's adjusted gross income and the taxpayer's tax preference items, (ii) adding and subtracting certain other specified items, and (iii) then subtracting the applicable exemption amount of $33,750 for single taxpayers or $45,000 for married taxpayers filing joint returns, or $22,250 for estates, trusts and married taxpayers filing separate returns. The alternative minimum tax is 26% of AMTI up to $175,000 and 28% of AMTI over $175,000. The taxpayer must then pay the greater of the AMT or the regular income tax. Generally, tax credits are not allowable against the AMT, except the foreign tax credit. Under the Code, the $45,000 exemption ($33,750 for single taxpayers and $22,250 for estates, trusts and married taxpayers filing separately) is phased out where AMTI exceeds $150,000 ($112,500 for single persons and $75,000 for estates, trusts and married persons filing separately).

     Among the tax preference items that could result from investing the Company and which would be included in determining AMTI are the following:

          Depletion. The excess of the depletion deduction allowable over the adjusted basis of the property at the end of the year, disregarding the current year's depletion deduction, is an item of tax preference. This excess is computed on each separate "property" as defined for depletion purposes. Accordingly, basis in one property will not reduce excess depletion in connection with another. The preference is measured on a cumulative basis. Depletion will not be considered an item of tax preference until the total depletion deductions have exceeded the adjusted basis of the property. Then, the entire amount of the percentage depletion in excess of that basis will be considered an item of tax preference. This item of tax preference does not apply to taxpayers other than integrated oil companies, that is, it does not apply to independent producers of oil or gas. With respect to natural gas, an independent producer is defined as a producer whose average daily production of domestic natural gas does not exceed the taxpayer's "depletable natural gas quantity." Average daily production is defined as determined by dividing the taxpayer's aggregate production of domestic crude oil or natural gas in the taxable year by the number of days in such taxable year. For natural gas production, the depletable natural gas quantity for any taxpayer for each such year shall be equal to 6,000 cubic feet multiplied by the number of barrels of the taxpayer's depletable oil quantity which the taxpayer elects to have applied. The taxpayer's depletable oil quantity for any taxable year shall be reduced by the number of barrels with respect to the election described herein. The Company will supply the Investor Interestholders with information with respect to the independent producer exemption annually.

          Intangible Drilling Costs. The amount by which an integrated oil company's IDCs exceeds 65% of the net income from oil, gas and geothermal properties is treated as a preference item pursuant to Code Section 57(a)(2). Independent oil and gas producers and royalty owners are not subject to this preference item provided, however, their AMTI may not be reduced by more than 40% of the AMTI that would otherwise be determined if they were subject to the IDC preference and did not compute an AMTI operating loss deduction. The definition of an independent producer is the same as in "Depletion" above.

          Depreciation. An adjustment may increase or decrease AMTI is depreciation is attributable to personal property that differs from the amount available under the 150% of declining balance method.

          Tax Credits. Generally, tax credits other than the foreign tax credit are not allowable against the alternative minimum tax. Thus, the Section 29 Credit for production of fuel from a non-conventional source is allowed only to the extent that the taxpayer's regular income tax exceeds his/her alternative minimum tax. Any Section 29 Credit which is disallowed as a result of this limitation however may be carried forward as a credit in future years against the excess of the regular tax or the AMT.

The applicability of the AMT must be determined by each individual Investor Interestholder based upon the operations of the Company and his/her personal tax situation. Due to the inherently factual nature of the application of the AMT to an Investor Interestholder, Special Tax Counsel is unable to express an opinion with respect to such issue. In many circumstances, the federal (and state) minimum tax provisions will substantially eliminate the value of IDC and Section 29 Credits for individual taxpayers. Accordingly, any potential investor in the Company should consult his/her own tax advisor to determine the tax consequences to him/her personally of the AMT.

     Possible Changes in Tax Laws

     The statutes, regulations and rules with respect to the tax matters contained in this Supplement and in the Prospectus are constantly subject to change by Congress or by the Department of the Treasury, and the interpretations of such statutes, regulations and rules may be modified or effected by judicial decision or by the Department of the Treasury. Significant amendments have been made to the Code in recent years and few final regulations have been promulgated pursuant to such amendments to the Code. Additionally, very few rulings have been issued. For example, the tax legislation recently passed by Congress and vetoed by President Clinton contained several provisions which could have materially impacted an Investor Interestholder, both with respect to his investment in the Company and generally. Accordingly, due to the continual changes made by Congress, the Department of the Treasury and the courts with respect to the administration and interpretation of the tax laws, no assurance can be given that the foregoing opinions and interpretations will be sustained or the tax aspects summarized herein or in the Prospectus will prevail and be available to the Investor Interestholders.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.



           SEC registration fee                                                            $   5,172.41
           NASD filing fee                                                                        - 0 -
           Accounting fees                                                                    35,000.00
           Costs of printing and engraving                                                   100,000.00
           Resident agent's fees and expenses                                                     - 0 -
           Engineering fees                                                                       - 0 -
           Legal fees                                                                         55,000.00
           Registration fees                                                                      - 0 -
           Taxes and fees, federal                                                                - 0 -
           Taxes and fees, state                                                                  - 0 -
           Transfer agent's fees                                                                  - 0 -
           Miscellaneous                                                                          - 0 -
           Total                                                                           $ 235,172.41



ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 407 and 408 of the Michigan Limited Liability Company Act provides that a Michigan limited liability company may indemnify and hold harmless any person associated with the company and/or purchase and maintain insurance for the same purpose subject to the restrictions contained therein.

     Sections 3.5 through 3.7 of the Company Operating Agreement provide as follows:

            3.5 DUTIES AND LIABILITY OF MANAGING PERSONS TO COMPANY AND INTERESTHOLDERS.

                   (a) The Managing Persons shall discharge their duties for and on behalf of the Manager in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner the Managing Person reasonably believes to be in the best interests of the Company.

                  (b) No act of the Company shall be affected or invalidated by the fact that a Managing Person may be a party to or has an interest in any contract or transaction of the Company if the interest of the Managing Person has been disclosed or is known to the Interestholders.

                  (c) The Company shall not be liable to any Interestholder nor shall any Managing Person be considered to have received a financial benefit to which the Managing Person is not entitled or breached any fiduciary duty of loyalty to the Company or any Interestholder as the result of any of the following:

                           (1) The retention of a Managing Person as a
                  consultant, agent or adviser to an enterprise in which the Company has an interest;

                           (2) The ownership by a Managing Person of debt,
                  equity or other interests in a venture in which the Company owns or may in the future own an interest or the organization, operation or advising of or the ownership of interests in any entity that may participate in such venture, whether or not the interests of the Managing Person are on terms more or less favorable than those afforded the Company;

                           (3) The participation by a Managing Person or any
                  entity organized or advised by it in a venture in lieu of the Company's participation or increasing its participation in The venture, whether or not the terms afforded to the Managing Person are more or less favorable than those afforded the Company;

                           (4) Any transactions with Managing Persons or
                  entities in which they have an interest, whether or not the terms of those transactions are determined by costs to the Managing Persons or entities, independent appraisals or comparable third party transactions; or

                           (5) Any other conflict of interest or conflicting
                  duty described in the Prospectus or this Agreement.

     This Section 3.5(c) does not relieve any Managing Person from any duty to exercise appropriate business judgment or care (but which shall not be enhanced by any duty of loyalty), which duty of judgment or care shall be governed by the other provisions of this Agreement, but the taking of any action described in any portion of this Section 3.5(c) shall not in and of itself be considered failure to exercise appropriate judgment or to take the appropriate level of care.

         3.6  INDEMNIFICATION OF MANAGING PERSONS.

                  (a) The Company shall indemnify and hold harmless each Managing Person from and against any and all losses, expenses, claims, and demands sustained by reason of any acts or omissions or alleged acts or omissions taken for, on behalf of or as the Manager, including judgments, settlements, penalties, fines or expenses (including reasonable attorney's fees) incurred in a proceeding to which the Managing Person is a party or threatened to be made a party because the Managing Person was acting for, on behalf of, or as the Manager, so long as:

                        (i) The Manager has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company;

                        (ii) The Managing Person was acting on behalf of or performing services for the Company;

                        (iii) The liability or loss was not the result of
                              negligence, misconduct or a knowing violation of the law by the Managing Person; and

                        (iv) Payments for the indemnification or hold harmless are made only out of the Company's tangible net assets.

                  (b) Notwithstanding the foregoing, no Managing Person nor any broker-dealer shall be indemnified, nor shall expenses be advanced on its behalf, for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws, unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee, or (ii) those claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee, or (iii) a court of competent jurisdiction approves a settlement of the claims against the particular indemnitee. In any claim for federal or state securities law violations, the party seeking indemnification shall place before the court the positions of the Securities and Exchange Commission, and any applicable state securities administrators to the extent required by them with respect to the issue of indemnification for securities law violations.

                  (c) The Company may advance funds for legal expenses and other costs incurred by a Managing Person as a result of any legal action for which indemnification is being sought only if the Company has adequate funds available and the following conditions are satisfied:

                        (i) the legal action relates to an act or omission with respect to the performance of duties or services on behalf of the Company;

                        (ii) The legal action is initiated by a third party who is not an Interestholder, or the legal action is initiated by an Interestholder and a court of competent jurisdiction specifically approves the advance; and

                        (iii) The Managing Person undertakes to repay the
                              advanced funds to the Company, together with the applicable legal rate of interest, if the Managing Person is found not to be entitled to indemnification.

                  (d) The Company shall not incur the cost of that portion of any insurance, other than public liability insurance, that insures any person against any liability for which indemnification hereunder is prohibited.

         3.7 General Provisions. The following provisions apply to all rights of indemnification and advances of expenses under this Agreement and all liabilities described in this Article 3:

                  (a) Expenses, including attorneys' fees, incurred by a Managing Person in defending any action, suit or proceeding may be paid by the Company in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by the recipient to repay such amount if it shall ultimately be determined that it is not entitled to be indemnified by the Company under this Agreement or otherwise.

                  (b) Rights to indemnification and advances of expenses under this Agreement are not exclusive of any other rights to indemnification or advances to which a Managing Person may be entitled, both as to action in a representative capacity or as to action in another capacity taken while representing another.

                  (c) Each Managing Person shall be entitled to rely upon the opinion or advice of or any statement or computation by any counsel, engineer, accountant, investment banker or other person which he believes to be within such person's professional or expert competence. In so doing, he will be deemed to be acting in good faith and with the requisite degree of care unless he has actual knowledge concerning the matter in question that would cause such reliance to be unwarranted.

     Notwithstanding the above, there is no indemnification for losses or expenses arising out of an alleged violation of federal or state securities laws unless there has been a dismissal with prejudice on the merits or a successful adjudication on the merits of each count involving such a violation and the court approves indemnification of litigation costs, or a court approves a settlement and finds that indemnification of the settlement and related costs should be made.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:

         1.1      Form of Soliciting Dealers Agreement*
         3.1      Articles of Organization of Wolverine Energy, L.L.C.*
         3.2      Operating Agreement of Wolverine Energy, L.L.C.*
         4.1      Form of Company Operating Agreement//
         5.1      Form of opinion of Fraser Trebilcock Davis & Foster, P.C.*
         8.1      Form of opinion of Patzik, Frank & Samotny Ltd.*
         10.1     Form of Escrow Deposit Agreement*
         10.2     Form of Turnkey Agreement*
         23.1     Consent of Plante & Moran, LLP for Manager Financial
                  Statements*
         23.2     Consent of Plante & Moran, LLP for Program A Financial
                  Statements*
         23.3     Consent of Fraser Trebilcock Davis & Foster, P.C.+
         23.4     Consent of Patzik, Frank and Samotny Ltd+
         27       Financial Disclosure Schedule*

         +        Included in respective opinion
         ++       To be filed by amendment
         //       Included in Prospectus
         *        Previously filed

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) The registrant undertakes to send to each Investor Interestholder at least on an annual basis a detailed statement of any transactions with the Manager or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to the Manager or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

     (5) The registrant undertakes to file a sticker supplement pursuant to Rule 424(c) under the Act during the distribution period describing each working intrust in a natural gas development property not identified in the prospectus at such time as there arises a reasonable probability that such working intrust in a natural gas development property will b acquired and to consolidate all such stickers into a post-effective amendment filed at least once every three months, with the information contained in such amendment provided simultaneously to the existing Investor Interestholders. Each sticker supplement should disclose all compensation and fees received by the Manager and its affiliates in connection with any such acquisition. The post-effective amendment shall include audited financials statements meeting the requirements of Rule 3-14 of Regulation S-X only for working interest in a natural gas development properties acquired during the distribution period.

         The registrant also undertakes to file, after the end of the distribution period, a current report on Form 8-K containing the financial statements and any additional information required by Rule 3-14 of Regulation S-X, to reflect each commitment (i.e., the signing of a binding purchase agreement) made after the end of the distribution period involving the use of 10% or more (on a cumulative basis) of the net proceeds of the offering and to provide the information contained in such report to the Limited Partners at least once each quarter after the distribution period of the offering has ended.

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, as amended, the undersigned registrant hereby undertakes to file with the Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to the authority conferred in that Section.

     The registrant undertakes to file an annual report of Form 10-K at the conclusion of the fiscal year in which this registration statement is declared effective.

     The registrant undertakes to file a final Form SR indicating the actual application of the proceeds from this offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, (the "Act"), may be permitted to directors, officers and controlling persons of Wolverine Energy, L.L.C. (the "Manager"), pursuant to the provisions described hereunder, or otherwise, the Manager has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other that the payment by the Manager of expenses incurred or paid by a director, officer or controlling person of the Manager in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Manager will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 6 to its Registration Statement No. 33-95156 on Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of East Lansing, State of Michigan, on the 23rd day of February, 2001.

             WOLVERINE ENERGY 1998-1999 DEVELOPMENT PROGRAM

             By:  Wolverine Energy, L.L.C.
                  ------------------------
                  Manager


                  By:  /s/George H. Arbaugh, Jr.
                      ---------------------------------------------------------
                      George H. Arbaugh, Jr., Sole Manager and
                      Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

          Signature                      Title                     Date

By: /s/ George H. Arbaugh, Jr.     Sole Manager, Chief        February 23, 2001
    --------------------------     Executive Officer, and
      George H. Arbaugh, Jr.       Chief Accounting Officer





















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